Exhibit 14.1

COLONY RESORTS LVH ACQUISITIONS, LLC

CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This Colony Resorts LVH Acquisitions, LLC Code of Ethics for Professionals applies to the principal executive officer and the chief financial officer of Colony Resorts LVH Acquisitions, LLC (the “Company”) and to all professionals serving in a finance, accounting, treasury, tax or investor relations role. The Company expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by policies and procedures adopted by the Company that govern the conduct of its employees.

You agree to:

•	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Avoid conflicts of interest and to disclose to the CEO or the General Counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

•	Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by the Company;

•	Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of any self-regulatory organizations of which the Company is a member;

•	Comply with applicable gaming laws, rules and regulations; and

•	Promptly report any possible violation of this Code of Ethics to the CEO, the General Counsel or the Board of Managers of the Company.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead the Company’s independent public auditors for the purpose of rendering the financial statements of the Company misleading. You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact the CEO or the General Counsel. You may choose to remain anonymous in reporting any possible violation of this Code of Ethics.

YOUR PERSONAL COMMITMENT TO THE COLONY RESORTS LVH ACQUISITIONS, LLC CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

I acknowledge that I have received and read the Colony Resorts LVH Acquisitions, LLC (the “Company”) Code of Ethics for Financial Professionals, as adopted by the Company in February 2005, and understand my obligations as an employee to comply with the Code of Ethics.

I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

Please sign here:

Please print your name:

Date:

This signed and completed form must be returned to the General Counsel.